UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-20838

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Williams Energy, Inc. 401(k) Plan & Trust
Six Desta Drive - Suite 6500
Midland, Texas 79705

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clayton Williams Energy, Inc.
Six Desta Drive - Suite 6500
Midland, Texas 79705

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Independent Auditors’ Report

The Plan Administrator of the

Clayton Williams Energy, Inc.

401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas

June 25, 2003

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Statement of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments at fair value (note 3):
Common and commingled trust funds	$2,443,836	$2,601,023
CWEI common stock	1,195,436	1,119,441
	3,639,272	3,720,464
Contributions receivable:
Participant	30,332	29,389
Company	17,376	18,667
	47,708	48,056
Total assets	3,686,980	3,768,520
Net assets available for benefits	$3,686,980	$3,768,520

See accompanying notes to financial statements.

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$36,779
36,779
Contributions:
Participant contributions	401,915
Company contributions	222,354
Rollover contributions	—
624,269
Total additions	661,048

Deductions from net assets attributed to:
Net depreciation in fair market investment (note 3)	579,130
Benefits paid to participants	163,458
Administrative fees	—
Total deductions	742,588
Net decrease	(81,540)

Net assets available for benefits at:
Beginning of year	3,768,520
End of year	$3,686,980

See accompanying notes to financial statements.

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(1)                                 Plan Description

The following description of the Clayton Williams Energy, Inc. 401(k) Plan & Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                                 General

The Plan, as amended and restated, is a defined contribution plan established by Clayton Williams Energy, Inc. (the Company or CWEI) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company who become entitled to participate in the Plan. Employees who have 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended effective January 1, 2001 to provide that a participant shall be fully vested in his salary deferral contribution account, after tax contribution account, matching employer contribution account, discretionary employer contribution account, and rollover contribution account. The Plan was amended effective July 2, 2001 to include the terms and conditions of the Putnam Basic Plan prototype document as supplemented and modified.

(b)                                 Contributions

The Plan requires that the amounts of all participant and Company contributions comply with limitations established by the IRC. Subject to these limitations, participants may contribute to the Plan up to 100% of pretax annual compensation, as defined by the Plan, and the Company, in its sole discretion, may provide a matching contribution equal to a percentage of participants’ contributions. In January 2001, the Company began making matching contributions equal to 100% of participants’ contributions, limited to 4% of compensation. The Company may also make discretionary profit-sharing contributions to the Plan which are allocated to participants’ accounts based on each participant’s compensation as a percentage of total compensation.

(c)                                  Vesting

Participants are fully vested in their contributions and the earnings thereon. Participants are fully vested in Company matching and discretionary contributions upon entry into the Plan.

(d)                                 Benefits

Upon termination of service due to death, disability, or retirement, participants may request and receive a lump-sum distribution in an amount equal to the value of the vested interest in their respective accounts. Any undistributed amounts will be distributed when participants reach 70½ years of age. Participants may also receive hardship withdrawals of their accounts, subject to certain limitations, as defined.

(e)                                  Participant Accounts

Individual accounts are maintained to reflect each participant’s allocated share of the Plan’s income, the Plan’s administrative expenses, the Company’s contributions, and the participant’s contributions. Allocations of investment income and forfeitures are based on participant account balances.

(f)                                    Investment Options

As directed by participants, the Plan purchased units of participation in 14 distinct investment portfolios sponsored and administered by Putnam Investments, the Plan Trustee (Plan Trustee). In addition, the Plan makes participant-directed investments and matching contributions in the Company’s common stock.  Under the Plan, participants are allowed to transfer funds between any investment option including the Company stock fund.  During 2002, the Putnam Balanced Fund was replaced by The George Putnam Fund of Boston.  A brief description of the various investment portfolios offered by Putnam Investments and the stock fund follows:

Putnam Investments

Putnam Capital Opportunities:  The fund seeks to provide capital appreciation by investing in stocks of small and midsize companies believed to offer above-average growth potential.

PIMCO Total Return: The fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this fund normally varies within a three to six-year time frame based on PIMCO’s forecast for interest rates.

Alger Midcap Growth:  The fund focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P midcap 400 index.

The George Putnam Fund of Boston:  The fund is designed to provide a balanced investment composed of a well diversified portfolio of stocks and bonds which produce both capital growth and current income.

Putnam Growth Opportunities:  The fund seeks capital appreciation by investing mainly in stocks of very large, highly competitive growth companies. The fund is concentrated and selective, targeting U.S. companies that dominate both domestic and foreign markets.

Putnam New Opportunities:  The fund has a multi-cap strategy, seeking to invest in high quality, large companies as well as dynamic small and midsize growth companies.

Putnam Research:  The fund invests in stocks representing the best ideas of Putnam’s global equity research analysts. The portfolio typically consists of large, U.S. companies believed to be worth more than their current stock prices indicate.

Putnam Asset Allocation – Growth:  The fund consists of three separate subportfolios designed to meet the differing needs of investors as they move through various life stages. The funds portfolio is diversified across stocks and bonds in global markets and is designed for investors seeking a combination of growth and current income.

Putnam Asset Allocation – Balanced:  The fund consists of three separate subportfolios designed to meet the differing needs of investors as they move through various life stages. The funds portfolio is diversified across stocks and bonds in global markets and is designed for investors seeking a combination of growth and current income.

Putnam Asset Allocation – Conservative:  The funds globally diversified portfolio emphasizes bonds over stocks. It is designed for investors who want to protect the value of their investments while receiving regular income and protection against inflation.

Putnam International Growth:  The fund invests mainly in large and mid-size international stocks, targeting companies with established earnings growth that are priced below their fundamental worth.

Balanced Fund:  The fund is designed for investors seeking capital growth and current income and invests in a combination of growth stocks and high-quality bonds.

Putnam Money Market:  The fund invests in short-term, high-quality money market securities in an attempt to provide current income and safety of principal.

Putnam Equity Income:  The fund seeks current income by investing primarily in a diversified portfolio of income producing equity securities. The funds secondary objective is capital growth when consistent with seeking current income.

Company Stock

CWEI Common Stock Fund:  This fund consists solely of common stock of the Company. Since April 1, 1996, the Company has directed all matching contributions to be invested in CWEI common stock. Participants may also direct their pre-tax deferrals and discretionary contributions to be invested in CWEI common stock (see note 4).

(2)                                 Summary of Significant Accounting Policies

(a)                                 Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)                                 Benefit Payments

Benefit payments are recognized when paid.

(c)                                  Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Changes in the market value of investments from one period to the next, combined with realized gains and losses based on differences between revalued costs and market value of investments on the trade date, are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)                                 Administrative Expenses

At its discretion, the Company may pay all or any portion of administrative expenses on behalf of the Plan. During 2002, the Company paid administrative expenses totaling $10,235.

(e)                                  Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

(3)                                 Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001:

	2002	2001

Putnam Investments:
Putnam Capital Opportunities	$305,987	$239,961
Putnam PIMCO Total Return	214,374
The George Putnam Fund of Boston	490,458
Putnam Growth Opportunities	399,536	674,495
Putnam International Growth	261,909	314,690
Balanced Fund	—	516,228
Putnam Equity Income	566,958	659,821

CWEI Common Stock (98,471 and 84,453 shares, respectively)	1,195,436	1,119,441	*

*Classified as nonparticipant-directed since this fund includes both participant-directed and nonparticipant-directed investments.

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) realized a net depreciation as follows:

	2002	2001

Common and commingled trust funds	$(514,426)	$(427,190)
CWEI common stock	(64,704)	(796,365)

	$(579,130)	$(1,223,555)

(4)                                 Nonparticipant-Directed Investments

As discussed in note (1), employees are 100% vested in all contributions. The board of directors made a resolution on January 8, 2002 that allowed participants to transfer funds between any investment option including the Company Stock fund at any time. This resolution effectively changed all nonparticipant-directed investments into participant-directed investments. Therefore, there are no nonparticipant-directed investments for 2002.

Nonparticipant-directed investments at December 31, 2001 consist solely of common stock of CWEI. The Company directs all matching contributions to be invested in CWEI common stock, and Participants may also direct pre-tax deferrals and discretionary contributions to be invested in CWEI common stock. The entire CWEI common stock fund has been classified as a nonparticipant-directed investment for 2001 since the amounts cannot be separately determined. Information about the net assets and the significant components of the changes in net assets of CWEI common stock for the year ended December 31, 2001 is as follows:

Year ended December 31, 2001

Net assets, beginning of year	$1,578,698

Changes in net assets:
Participant contributions	43,177
Company contributions	226,131
Interest and dividend income	4,597
Net appreciation (depreciation) in fair market investments	(796,365)
Transfers from (to) participant-directed investments	88,065
Benefits paid to participants	(23,293)
Administrative expenses	(1,569)

(459,257)

Net assets, end of year	$1,119,441

(5)                                 Related-Party Transactions

All of the Plan’s assets are invested either in portfolios sponsored and administered by Putnam Investments at December 31, 2002 or in common stock of CWEI. Since Putnam Investments is the Plan Trustee, and since CWEI is the Plan Administrator, the transactions qualify as party-in-interest transactions.

(6)                                 Tax Status

In September 1995, the Company obtained a favorable determination letter from the Internal Revenue Service (IRS) stating that the Plan as of September 21, 1994 is a qualified plan under the IRC. Certain amendments have been made to the Plan subsequent to September 21, 1994, which have not been reviewed by the IRS. In the opinion of the plan administrator and management of the Company, these amendments were designed in compliance with the applicable requirements of the IRC. Accordingly, the Plan and the related trust will be afforded tax-exempt status under IRC sections 401(a) and 501(a), respectively.

(7)                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA. In the event of plan termination, participants will become fully vested in their accounts.

(8)                                 Subsequent Event

There were no significant subsequent events to December 31, 2002.

CLAYTON WILLIAMS ENERGY, INC.

401(k) PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer	Description of investment	Current value

Putnam Investments	*Putnam Investments Capital Opportunities	$305,987
Putnam Investments	*Putnam Investments PIMCO Total Return	214,374
Putnam Investments	*Putnam Investments Alger Midcap Growth	48,227
Putnam Investments	The George Putnam Fund of Boston	490,458
Putnam Investments	*Putnam Investments Growth Opportunities	399,536
Putnam Investments	*Putnam Investments New Ops	11,024
Putnam Investments	*Putnam Investments Research	36,786
Putnam Investments	*Putnam Investments Asset Allocation – Growth Portfolio	572
Putnam Investments	*Putnam Investments Asset Allocation – Balanced	3,298
Putnam Investments	*Putnam Investments Asset Allocation – Conservative	5,535
Putnam Investments	*Putnam Investments International Growth	261,909
Putnam Investments	*Putnam Investments Balanced Fund	—
Putnam Investments	*Putnam Investments Money Market	99,172
Putnam Investments	*Putnam Investments Equity Income	566,958

Clayton Williams Energy, Inc.	*Clayton Williams Energy, Inc.
	Common Stock, $.10 par value	1,195,436
Total investments		$3,639,272

* Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 2002.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clayton Williams Energy, Inc.
401(k) Plan & Trust
(Name of Plan)

	By:	Clayton Williams Energy, Inc.
Plan Administrator

Date: June 27, 2003	By:	/s/ L. Paul Latham
L. Paul Latham
Executive Vice President and
Chief Operating Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

23	Consent of Independent Auditors

99.1	Certifications